January 24, 2005

William G. Karr
Executive Vice President and Chief Financial Officer
LEEP, Inc.
660 Fairfield Road
Montoursville, Pennsylvania  11754

RE:  	Form 8-K Item 4.01 filed November 16, 2004
	Form 8-K/A Item 4.01 filed January 20, 2005
	File # 33-67656-S

Dear Mr. Karr:

	We have reviewed your amended Item 4.01, Form 8-K filed on January 20, 2005 and your response letter dated January 3, 2005 in response to our comment letter dated November 18, 2004 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanations. After reviewing this information, we may or may not raise additional comments.

1. From your response to prior comment 1, it appears that you dismissed Squar Milner as your independent accountant on August 11,
2004. As such, please amend your Item 4.01, Form 8-K to state that the former accountant was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the company "terminated" Squar Milner, as that wording is unclear to a reader. In addition, please modify your disclosure regarding any disagreements with the former accountant to clarify that the subsequent interim period is through the date of dismissal. Finally, your disclosure should indicate whether the board of directors or audit committee recommended or approved the decision to change accountants, as required by Item 304(a)(1)(iii) of
Regulation S-B.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

*****


      Please file your supplemental response and/or amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to the undersigned at (202) 942-1989.

Sincerely,




Tracey Houser
Staff Accountant
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William G. Karr
LEEP, Inc.
January 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE